Star Equity Fund Issues Statement on Inaction of Servotronics Board Entrenched SVT Board Dismisses Star Equity’s Proposal in Neglect of its Fiduciary Duty Incumbents Not Focused on Maximizing Shareholder Value Old Greenwich, CT – November 14, 2022 – Star Equity Fund, LP (“Star Equity Fund”, “we”, “our”), a 5.2% shareholder of Servotronics, Inc. (NYSE American: SVT) (“Servotronics” or “the Company”), seeks to unlock shareholder value and improve corporate governance at its portfolio companies. On October 20th, we privately presented Servotronics’ CEO and board of directors (the “Board”) with a preliminary, non-binding indication of interest (the “Proposal”) to explore a potential combination of Star Equity Holdings, Inc. (Nasdaq: STRR) (“Star Equity”) and Servotronics, subject to executing an NDA and further due diligence. Star Equity’s Proposal Would Benefit SVT Shareholders We believe Star Equity would be an excellent merger partner for Servotronics because the combination of the two companies would create significant value for both SVT and STRR shareholders through: • the reduction of public company and corporate overhead costs, • increased operational focus and efficiency, and • ample opportunities for collaboration with Star Equity’s experienced business leaders. We also indicated we would be willing to pay a premium to SVT’s October 19th closing stock price, subject to further due diligence. Entrenched SVT Board Dismisses Star Equity’s Proposal in Neglect of its Fiduciary Duty Although the Board acknowledged receipt of the Proposal, they did not respond for over ten days and would not return multiple phone calls placed to the Company. Then, on November 1st, Servotronics’ CEO, William Farrell, issued a public letter to stakeholders vaguely describing his optimism for the future of Servotronics under his leadership. On November 2nd, the Board finally responded to our proposal after declining to engage in conversations with us, citing “significant risks” and the need to “safeguard shareholders’ best interests” – code for “we’re not even going to talk with you to learn more about your proposal.” We strongly believe William Farrell’s November 1st letter to stakeholders was in direct response to our Proposal and an attempt by him and the incumbent Board to garner support for themselves while denying SVT shareholders a potential value creating opportunity. We are appalled at the Board’s rejection of our Proposal without genuinely engaging or even having a phone call with us, and we strongly question the incumbent directors’ commitment to their fiduciary duty to shareholders. Although we are pleased the Board made some changes earlier this year, we believe those changes were only made because of our activist campaign and resulting pressure, and it is now obvious that further change needs to occur to the Board’s composition. It is clear to us the incumbent Board is still not properly aligned with shareholders and remains entrenched, placing their own self-interest above that of shareholders. We strongly urge the Board to reconsider their response to our Proposal – a proposal we believe would create significant value for SVT shareholders – and we remain ready to act in the best interest of all SVT shareholders in the future. About Star Equity Fund, LP Star Equity Fund, LP is an investment fund managed by Star Equity Holdings, Inc. Star Equity Fund seeks to unlock shareholder value and improve corporate governance at its portfolio companies. About Star Equity Holdings, Inc. Star Equity Holdings, Inc. (Nasdaq: STRR) is a diversified holding company with three divisions: Healthcare, Construction, and Investments. For more information contact: Star Equity Fund, LP The Equity Group Jeffrey E. Eberwein Lena Cati Portfolio Manager Senior Vice President 203-489-9501 212-836-9611 jeff.eberwein@starequity.com lcati@equityny.com